June 9, 2010
VIA EDGAR and FACSIMILE (703) 813-6968
Mr. Terence O’Brien
Branch Chief
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549-4631
Re:	The Goodyear Tire & Rubber Company Form 10-K for the fiscal year ended December 31, 2009 Filed February 19, 2010 File No. 1-1927
Dear Mr. O’Brien:
     This letter is in response to the letter, dated May 21, 2010 (the “Comment Letter”), from you, on behalf of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”), to Mr. Darren R. Wells, Executive Vice President and Chief Financial Officer of The Goodyear Tire & Rubber Company (“Goodyear,” the “Company” and “we,” “us” or “our”), with respect to the above-referenced filing.
     For the convenience of the Commission staff, we have repeated each of your comments in italics before our response. Each numbered paragraph herein corresponds to the same numbered paragraph in the Comment Letter.
     The Company respectfully submits the following information in response to the Comment Letter.
Form 10-K for the year ended December 31, 2009
Management’s Discussion and Analysis, page 28
Liquidity and Capital Resources, page 45
1.	In your response to comment 4, you discuss how you have disclosed specific items relating to your Venezuelan subsidiary when they are material to a broader discussion of your Latin American Tire segment or to overall liquidity. Please expand MD&A in future filings to provide a more comprehensive discussion of your Venezuelan operations that provides a greater level of information about the monetary assets and liabilities that are exposed to exchange rate changes and the sensitivity of your sales and cost of sales to future currency changes. Disclose the specific amount of bolivar-denominated monetary assets and liabilities as of each balance sheet date and provide a break-out of the amounts being remeasured at each exchange rate. Provide this disclosure at a reasonably detailed level; for example, disclose amounts for cash and accounts receivable. Disclose the amount of sales and costs of sales for Goodyear Venezuela and separately disclose the amounts denominated in bolivar fuerte and the U.S. dollar. Please provide us an example of future disclosure.
In future filings, the following additional underlined disclosure related to our Venezuelan operations will appear in our Management’s Discussion and Analysis — Liquidity and Capital Resources section:
“Effective January 1, 2010, Venezuela’s economy was considered to be highly inflationary under U.S. generally accepted accounting principles. Accordingly, the U.S. dollar was determined to be the functional currency of our Venezuelan subsidiary. All gains and losses resulting from the remeasurement of its financial statements are determined using official exchange rates. On January 8, 2010, the Venezuelan government announced the devaluation of the bolivar fuerte against the U.S. dollar and the establishment of a two-tier exchange structure for essential and non-essential goods. For essential goods the exchange rate is 2.6 bolivares fuertes to the U.S. dollar and for non-essential goods the exchange rate is 4.3 bolivares fuertes to the U.S. dollar. As a result, we recorded a loss of $110 million in the first quarter of 2010 in connection with the remeasurement of our balance sheet to reflect the devaluation.
If in the future we convert bolivares fuertes at a rate other than the official exchange rates, we may realize additional gains or losses that would be recorded in the statement of operations. At June 30, 2010, we had bolivar fuerte denominated monetary assets of $___  million which consisted primarily of $___ million of cash and $___  million of accounts receivable, and bolivar fuerte denominated monetary liabilities of $___ million which consisted primarily of $___ million of accounts payable — trade, $___ million of income taxes payable and $___ million of compensation and benefits. At December 31, 2009, we had bolivar fuerte denominated monetary assets of $___ million which consisted primarily of $___ million of cash and $___ million of accounts receivable and bolivar fuerte denominated monetary liabilities of $___ million which consisted primarily of $___ million of accounts payable — trade, $___ million of income taxes payable and $___ million of compensation and benefits. All monetary assets and liabilities were remeasured at 4.3 bolivares fuertes to the U.S. dollar at June 30, 2010, and were translated at 2.15 bolivares fuertes to the U.S. dollar at December 31, 2009.
Goodyear Venezuela’s sales were X% and X% of our net sales for the three months ended June 30, 2010 and 2009, respectively, and were X% and X% of our net sales for the six months ended June 30, 2010 and 2009, respectively. Goodyear Venezuela’s operating income was X% and X% of our segment operating income for the three and six months ended June 30, 2010. For the three and six months ended June 30, 2009, we had a segment operating loss and, therefore, the percentage is not applicable. Goodyear Venezuela’s sales are bolivar fuerte denominated and cost of goods sold are approximately X% bolivar fuerte denominated and approximately X% U.S. dollar denominated. A 10% increase/(decrease) in each of the official exchange rates would decrease/(increase) Goodyear Venezuela’s sales and cost of goods sold on an annual basis by approximately $___ million and $___ million, respectively.
Goodyear Venezuela contributed a significant portion of Latin American Tire’s sales and operating income in 2009. The devaluation of the bolivar fuerte and weak economic conditions are expected to adversely impact Latin American Tire’s current year segment operating income by $50 million to $75 million as compared to 2009. In response to the devaluation of the bolivar fuerte and weak economic conditions, we continue to evaluate the need to adjust prices for our products while remaining competitive. Our pricing policies take into account factors such as fluctuations in raw material cost, production cost, market demand and adherence to government price controls. For discussion of the risks related to our international operations, including Venezuela, see “Item 1A. Risk Factors” in our 2009 Form 10-K.”
2.	In a response to us, you state you have not used the parallel market to settle U.S. dollar-denominated accounts payable, intercompany amounts or other balances. In future filings please provide a discussion of amounts you have settled at the official rate during the periods presented or, if no amounts have been settled during this time, discuss the most recent settlements. Disclose the amount of bolivar fuerte pending government approval for settlement at the official rate (and which official rate) and the length of time the request(s) have been pending. Discuss the implications of the current exchange rate system for your operations and cash flows. Please provide us an example of future disclosure.
In future filings, the following additional underlined disclosure related to our Venezuelan operations will appear in our Management’s Discussion and Analysis — Liquidity and Capital Resources section:
“During the six month period ended June 30, 2010 and 2009, Goodyear Venezuela settled $___ million and $___ million, respectively, of U.S. dollar denominated intercompany payables and accounts payable — trade, approximately X% and X% of which were settled at the essential goods rate of 2.6 bolivares fuertes to the U.S. dollar and at the official rate of 2.15 bolivares fuertes to the U.S. dollar, respectively. At June 30, 2010, pending settlements of U.S. dollar denominated liabilities were approximately $___ million of which approximately $___ million are expected to be settled at 2.6 bolivares fuertes to the U.S. dollar and approximately $___ million are expected to be settled at 4.3 bolivares fuertes to the U.S. dollar. At June 30, 2010, approximately $___ million of the requested settlements were pending up to 180 days, $___ million were pending from 180 to 360 days and $___ million were pending over one year of which approximately $___ million represented dividends. Currency exchange controls in Venezuela continue to limit our ability to remit funds from Venezuela.”
In addition, in future filings, the following additional underlined disclosure related to our Venezuelan operations will appear in our Management’s Discussion and Analysis — Liquidity and Capital Resources section:
“Our ability to service debt and operational requirements are also dependent, in part, on the ability of our subsidiaries to make distributions of cash to various other entities in our consolidated group, whether in the form of dividends, loans or otherwise. In certain countries where we operate, such as Venezuela, transfers of funds into or out of such countries by way of dividends, loans, advances or payments to third-party or affiliated suppliers are generally or periodically subject to various restrictions, such as obtaining approval from the foreign government and/or currency exchange board before net assets can be transferred out of the country. In addition, certain of our credit agreements and other debt instruments restrict the ability of foreign subsidiaries to make distributions of cash. Thus, we would have to repay and/or amend these credit agreements and other debt instruments in order to use this cash to service our consolidated debt. Because of the inherent uncertainty of overcoming these restrictions, we do not consider the net assets of our subsidiaries, including Goodyear Venezuela, that are subject to such restrictions to be integral to our liquidity or readily available to service our debt and operational requirements.”
3.	In future filings, please discuss your plans to manage the challenges presented by the current exchange rate system. For example, disclose changes in business practices or policies that have occurred or are anticipated to occur in response to the devaluation and the hyperinflationary environment.
Please see the additional underlined disclosure in the last paragraph of our response to comment 1 that will be included in future filings.
4.	In a separate letter dated April 30, 2010, you provided us with summarized financial information for Goodyear Venezuela. Since it does not appear you have requested confidential treatment pursuant to Rule 83 for the information, please upload this information to EDGAR as correspondence.
In response to your request, we are providing below the summarized financial information for Goodyear Venezuela that was previously provided to you supplementally. We included the quarter ended March 31, 2010 for comparative purposes.

	At	At
($ in millions)	December 31, 2009	March 31, 2010
Total Assets	$452	$286
Total Liabilities	$221	$157
Net Assets	$231	$129

	For the	For the	For the quarter
	year ended	year ended	ended
($ in millions)	December 31, 2008	December 31, 2009	March 31, 2010
Net Sales	$297	$384	$43
Operating Income	$78	$143	$6
Note 3. Other Expense, page 75
5.	We have read your response to comment 5 in our letter dated April 23, 2010. Please provide the clarifying language contained in your response in future filings as applicable.

In future filings, we will include the clarifying language contained in our response dated April 30, 2010, as applicable.
* * * *
In addition, our response to comment 1 set forth in our letter to you, dated May 18, 2010, is restated in full below in order to correct arithmetic errors made in calculating the percentages included in our original response.
1.	We note from your disclosure on pages 2, 3, 5-6, 20, 22, and elsewhere that you continue to operate in Latin America, the Middle East, and Africa, regions generally understood to include Cuba, Iran, Syria, and Sudan. As you know, those countries are identified by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Please provide us with information regarding your contacts with Cuba, Iran, Syria, and Sudan since your letter to the staff dated August 24, 2006. Your response should describe any products, components, equipment, technology, software or services you have provided into any of those countries, directly or indirectly, since your letter dated August 24, 2006, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities controlled by those governments since that time.
It is the policy of the Company to comply in all respects with all applicable U.S. export and foreign trade controls. To support this policy, the Company’s computer systems in North America prevent a user from entering any sales to Cuba, Iran, Syria or Sudan on the Company’s order-to-cash system. Moreover, the Company’s compliance efforts in the area of U.S. export and foreign trade controls are designed to help ensure that sales and other personnel worldwide understand applicable U.S. export and foreign trade controls and new developments in those controls.
The Company and its subsidiaries have no operations or offices in Cuba and have no agreements, commercial arrangements or other contacts with the government of Cuba or entities controlled by the government of Cuba, nor are we aware of any sales of products or services, directly or indirectly, into Cuba by the Company or its subsidiaries. From 1946 to 1960, the Company had a subsidiary in Cuba, Goodyear de Cuba, S.A. Productos de Goma, that operated a factory in that country. In 1960, the government of Cuba seized and confiscated all of the assets of that subsidiary.
The Company and its subsidiaries also have no operations or offices in Iran, Syria or Sudan. While the foreign subsidiaries of U.S.-based companies are not prohibited from doing business with parties in Iran, Syria or Sudan, we are not aware of any sales by the Company or its subsidiaries of products or services to parties in Syria, Iran or Sudan since 2008 and, in the case of Syria, since 2006.
Certain of the Company’s foreign subsidiaries made a small amount of direct sales to parties in Iran and Sudan in 2007 and 2008. With respect to Iran, certain of the Company’s foreign subsidiaries had sales of commercial aircraft tires and tubes and retreading services in 2007 and

2008 of $902,000 and $711,000 (substantially less than 0.01% of the Company’s consolidated net sales in each of those years), respectively, including sales to a government-owned commercial airline company. With respect to Sudan, a foreign subsidiary of the Company had sales of consumer, commercial truck, earthmover and farm tires, tubes and flaps in 2007 and 2008 of $141,200 and $600 (substantially less than 0.001% of the Company’s consolidated net sales in each of those years), respectively, including sales to a government-owned sugar company.
In addition to the sales by certain foreign subsidiaries described above, certain products of foreign subsidiaries may reach Iran, Syria or Sudan through sales to unaffiliated third parties. For example, we are aware that:
•	A foreign subsidiary of the Company made sales to unaffiliated third parties based in Dubai, United Arab Emirates, a portion of which that foreign subsidiary believes were destined for Iran. In 2007, 2008 and 2009, these sales totaled $21,330,000, $15,871,000 and $11,700,000 (0.1%, 0.08% and 0.07% of the Company’s consolidated net sales), respectively, and consisted of consumer, commercial truck, earthmover and farm tires, tubes and flaps. In May 2009, the foreign subsidiary terminated its relationship with the unaffiliated third party that accounted for all of the indirect sales to Iran in 2009.

•	A foreign subsidiary of the Company made sales to an unaffiliated third party based in Lebanon, a portion of which that foreign subsidiary believes were destined for Syria. In 2007, 2008 and 2009, these sales totaled $646,000, $439,000 and $1,000 (substantially less than 0.01% of the Company’s consolidated net sales in each of those years), respectively, and consisted of consumer and earthmover tires.

•	A foreign subsidiary of the Company made sales to unaffiliated third parties based in Dubai, United Arab Emirates and the United Kingdom, a portion of which that foreign subsidiary believes were destined for Sudan. In 2007 and 2008, these sales totaled $55,100 and $84,600 (substantially less than 0.001% of the Company’s consolidated net sales in each of those years), respectively, and consisted of consumer, commercial truck and farm tires, tubes and flaps. We are not aware of any such sales to Sudan in 2009.
We are not aware of any sales to unaffiliated third parties that our foreign subsidiaries believe were destined for Iran, Syria or Sudan during the first three months of 2010.
With respect to indirect sales into these countries, our compliance efforts are designed to help ensure compliance with U.S. law if the Company becomes aware of unaffiliated third party sales to certain countries, including Iran, Syria and Sudan, that it has reason to believe may not comply with U.S. law.
* * * *
     In connection with our response to the Comment Letter, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     The Company further understands that the Division of Enforcement has access to all information provided to the staff of the Division of Corporation Finance in the staff’s review of the Company’s filing or in response to the staff’s comments on the Company’s filing.
     Please direct any questions, comments and advice of the Commission staff to the undersigned at 330-796-0061 (fax: 330-796-2338).

Respectfully submitted, THE GOODYEAR TIRE & RUBBER COMPANY
By:	/s/Thomas A. Connell
Thomas A. Connell
Vice President and Controller

cc:	Jenn Do, Staff Accountant, U.S. Securities and Exchange Commission
Chambre Malone, Staff Attorney, U.S. Securities and Exchange Commission
Pamela Long, Assistant Director, U.S. Securities and Exchange Commission